

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

December 21, 2006

By Facsimile and U.S. Mail

Sherrill W. Hudson
Chief Executive Officer
TECO Energy, Inc.
702 N. Franklin Street
Tampa, Florida 33602

   Re: **TECO Energy, Inc.**
      Form 10-K fiscal year end December 31, 2005
      Filed March 7, 2006
      Form 10-Q for the period ended September 30, 2006
      Filed November 6, 2006
      File No. 001-08180

      Tampa Electric Company
      Form 10-K fiscal year end December 31, 2005
      Filed March 7, 2006
      Form 10-Q for the period ended September 30, 2006
      Filed November 6, 2006
      File No. 001-05007

Dear Mr. Hudson:

  We have completed our review on the above referenced filings and have no further comments at this time.

          Sincerely,

          Michael Moran
          Accounting Branch Chief